O2 Treehouse Commercial Inc



ANNUAL REPORT

1960 Mandela Parkway

Oakland, CA 94607

(323) 404-8014

https://www.o2treehouse.com/

This Annual Report is dated April 26, 2022.

BUSINESS

Blending the most current engineering methodologies with traditional craftsmanship and purposeful design, O2 Treehouse has constructed dozens of structures around the globe since beginning work in 2006. Central to our philosophy is advancing harmony with the natural world and fostering stronger relationships through time spent at a new elevation. The company originally formed as O2 Sustainability LLC in 2006 in Minnesota. The company transitioned to O2 Treehouse LLC registered in CA and Minnesota, then in 2019, we formed O2 Treehouse Commercial Inc. in California to allow for greater flexibility with permits and licensing. We transitioned our operations and business from the LLC to a Corporation on January 1, 2020.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,900,000

Use of proceeds: Founder share issuance

Date: July 20, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue for the fiscal year 2021 was $934,756 compared to FY 2020's revenue of $808,027. Revenue growth of 15.6% resulted from an increase in average project size and greater demand for the Company's custom treehouses due to management's focus on business expansion and marketing. It also includes the sale of the first Treewalkers Tent, the flagshi product for the Company's new business line: Treewalkers. The Company will continue to increase focus on lead generation and sustainable business development.
Cost of Sales
Cost of sales in 2021 was $873,926 compared to fiscal year 2020's cost of sales of $604,026. This increase of 44.5% was due to expenditures related to the design, pre-fabrication and installation to support the larger number of treehouse projects in demand in 2021 as well as the research and development involved in the new Treewalkers product line.
Gross Profit
Gross profit as a percent of sales in 2021 was 6.5% compared to 33.7% in 2020. Gross profit margins declined due to the implementation of new building systems and technology on primary projects including the Tetra Truss 5.0 and the Treewalkers Tent. The company has since adapted production and installation techniques to better fit these new building systems.
Expenses
The Company's expenses consist of, among other things marketing, warehouse rental, executive compensation, digital media, software, sales and general administrative expenses. Expenses in 2021 were $384,538 compared to $292,701 in 2020. This 31% increase is mainly due to non-recurring startup and capital raise related expenditures related to the StartEngine campaign and launch of the new Treewalkers division.

Historical results and cash flows:

We believe that the upward momentum from year to year can be expected moving forward. We continue to become more efficient and expand our product offerings, allowing us to add more personnel to overhead and therefore expand our capabilities to deliver and to penetrate the market.

We tend to fluctuate the most in the Labor Department. This tends to fluctuate because every job is very different. The expertise needed for the scope of our projects varies. A one-hour delay for 5 people can add up to a lot of wasted time over a long period. The launch of Treewalkers and a shift toward prefabricated and reproducible products will provide us with more consistent labor costs.

Our greatest profit margin was selling the labor of our design crew, however the bulk of our income comes from selling the labor of our build crew. This is the best way to construct a treehouse and is how we plan for money to be generated moving forward, with a shift toward prefabricated structures and the addition of hospitality royalty revenue coming from our destinations currently under construction.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $15,565.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Landmark Bank

Amount Owed: $6,859

Interest Rate: 3.99%

Maturity Date: No Maturity Date

Creditor: SBA - EIDL

Amount Owed: $30,360.00

Interest Rate: 3.75%

Maturity Date: June 09, 2050

Creditor: Fundbox

Amount Owed: $6,217

Interest Rate: .95%

Maturity Date: May 05, 2022

Creditor: PayPal

Amount Owed: $20,673

Interest Rate: 0%

Maturity Date: May 05, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Heather Feider

Heather Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June 05, 2020 - Present

Responsibilities: Responsible for company meetings, board meeting minutes and administrative tasks. Heather does not currently receive additional compensation for this role.

Position: Chief Financial Officer

Dates of Service: March 06, 2019 - Present

Responsibilities: Heather manages the financial actions of the company. Heather currently receives an annual salary of $52,000 in compensation for her role..

Other business experience in the past three years:

Employer: O2 Treehouse LLC

Title: Operations & Project Manager

Dates of Service: January 01, 2018 - March 06, 2019

Responsibilities: Heather manages all aspects of O2 Treehouse's projects and assists in running the business.

Name: Dustin Feider

Dustin Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March 06, 2019 - Present

Responsibilities: Managing the organization. Dustin currently owns 100% of outstanding stock of the corporation and receives an annual salary of $72,800 for his role.

Position: Director

Dates of Service: March 06, 2019 - Present

Responsibilities: Makes important management decisions and creates policies that guide the company. Dustin does not receive any additional compensation for his Director role.

Other business experience in the past three years:

Employer: O2 Treehouse LLC

Title: Owner, Lead Designer, Builder

Dates of Service: December 06, 2006 - Present

Responsibilities: O2 Treehouse LLC was the original legal entity of the business that Dustin founded and ran beginning in 2006. This entity is no longer active as of 2020.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dustin Feider

Amount and nature of Beneficial ownership: 1,900,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Heather Feider

Relationship to Company: Officer

Nature / amount of interest in the transaction: Ms. Feider lent the Company money to cover expenses.

Material Terms: $0 interest, payments are $60/mo until paid off.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

O2 Treehouse Commercial Inc

By   /s/ *Dustin Feider*

    Name: Dustin Feider

    Title: Chief Executive Officer / Director

Exhibit A

FINANCIAL STATEMENTS

O2 TREEHOUSE COMMERCIAL INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
O2 Treehouse Commercial Inc
Oakland, California

We have reviewed the accompanying financial statements of O2 Treehouse Commercial Inc (the "Company,"), which are comprised of the balance sheets as of December 31, 2021 and December 31, 2020, the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 22, 2022
Los Angeles, California

O2 TREEHOUSE COMMERCIAL INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	15,565	$	7,291
Cash deposit hold		27,274		6,905
Accounts receivable—net		30,000		58,860
Total current assets		**72,839**		**73,055**
Property and equipment, net		27,015		5,428
Total assets	$	**99,854**	$	**78,484**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	56,666	$	23,358
Credit Card		8,433		3,694
Owners loan		20		687
Current portion of Loans Payable		35,300		32,262
Total current liabilities		**100,418**		**60,002**
Loans Payable		28,810		42,294
Total liabilities		**129,228**		**102,295**
STOCKHOLDERS EQUITY				
Common Stock		35,267		35,267
Capital distribution		(180,214)		(129,840)
Equity Crowdfunding- Common Stock		484,035		136,580
Retained earnings/(Accumulated Deficit)		(368,463)		(65,819)
Total stockholders' equity		**(29,374)**		**(23,812)**
Total liabilities and stockholders' equity	$	**99,854**	$	**78,484**

See accompanying notes to financial statements.

O2 TREEHOUSE COMMERCIAL INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 934,756	$ 808,027
Cost of goods sold	873,926	604,026
Gross profit	60,830	204,001
Operating expenses		
General and administrative	344,001	253,486
Sales and marketing	40,537	39,215
Total operating expenses	384,538	292,701
Operating income/(loss)	(323,707)	(88,700)
Interest expense	15,667	1,857
Other Loss/(Income)	(36,731)	(7)
Income/(Loss) before provision for income taxes	(302,643)	(90,550)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (302,643)**	**$ (90,550)**

See accompanying notes to financial statements.

O2 TREEHOUSE COMMERCIAL INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Equity Crowdfunding -Common Stock		Capital distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	1,000 $	35,267			$ (85,779)	$ 24,731	$ (25,781)
Stock Split (1,900 for 1)	1,899,000	-					
Capital raised on Crowdfunding			27,316 $	136,580			136,580
Owner's Draw during the year	-	-			(44,060)		(44,060)
Net income/(loss)						(90,550)	(90,550)
Balance—December 31, 2020	1,900,000 $	35,267	27,316	136,580	(129,840)	$ (65,819)	$ (23,812)
Capital raised on Crowdfunding			69,440	347,455			347,455
Owner's Draw during the year	-	-			(50,374)		(50,374)
Net income/(loss)						(302,643)	(302,643)
Balance—December 31, 2021	1,900,000 $	35,267	96,756 $	484,035	$ (180,214)	$ (368,463)	$ (29,374)

See accompanying notes to financial statements.

4

O2 TREEHOUSE COMMERCIAL INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (302,643)	$ (90,550)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	7,093	1,357
Changes in operating assets and liabilities:		
Accounts receivable—net	28,860	(58,860)
Accounts payable and accrued expenses	33,308	18,042
Credit Cards	4,739	(4,478)
Cash deposit held	(20,369)	(6,905)
Net cash provided/(used) by operating activities	**(249,013)**	**(141,394)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(28,680)	(6,785)
Net cash provided/(used) in investing activities	**(28,680)**	**(6,785)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital raised on Crowdfunding	347,455	136,580
Borrowings on Loans Payable	-	50,106
Repayment of Loans Payable	(10,446)	-
Owner's loan	(667)	(1,703)
Owner's Draw	(50,374)	(44,060)
Net cash provided/(used) by financing activities	**285,967**	**140,922**
Change in cash	8,274	(7,256)
Cash—beginning of year	7,291	14,547
Cash—end of year	**$ 15,565**	**$ 7,291**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 15,667	$ 1,857
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

O2 Treehouse Commercial Inc. was formed on September 15, 2016, in the state of California. The financial statements of O2 Treehouse Commercial Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Oakland, California.

O2 Treehouse Commercial Inc. (heretofore referred to as "O2 Treehouse" "O2T" or "the Company") is a luxury treehouse brand. The Company creates bespoke treehouses, customized to each client's needs and desires, and suitable for the client's specific land and trees. O2 Treehouse also just launched a new project called Treewalkers. Treewalkers is a franchise-based treehouse brand that lends property owners a way to enter the home-sharing market with low risk and a high ROI; and lends travelers an easily accessible network of eco experiences.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Vehicle	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

O2 Treehouse is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

     1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

     2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

     3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company's revenue primarily results from design, fabrication, and installation of custom treehouses. Each contract with a customer generally lasts four months. Payment terms vary by contract and type of customer, and generally include an upfront payment and weekly or progress billing as the treehouse is fabricated, transported, assembled, and installed.

Cost of sales

Costs of goods sold include the cost of inputs, cost of labor, commissions, supplies, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $40,537 and $39,215, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

2. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Machinery & Equipment	$ 22,466	$ 6,785
Vehicle	13,000	-
Property and Equipment, at Cost	35,466	6,785
Accumulated depreciation	(8,450)	(1,357)
Property and Equipment, Net	$ 27,015	$ 5,428

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2021, and 2020 were in the amount of $7,039 and $1,357, respectively.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 3,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 1,996,756 shares and 1,927,316 shares of Common Stock been issued and are outstanding, respectively.

4. DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Fee	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 31,700	3.75%		Fiscal Year 2020	30 years	$ 1,189	$ 1,189	$ 1,550	$ 28,810	$ 30,360	$ 1,189	$ 1,189	$ 1,550	$ 30,050	$ 31,600
PPP Loan	$ 36,731	1.00%		Fiscal Year 2020	Forgiven in 2021	-	-	-	-	-	367	367	24,487	$ 12,244	36,731
Landmark Loan	$ 6,225	3.99%		Fiscal Year 2018	No maturity date	248	248	6,859	-	6,859	248	248	6,225		6,225
Fundbox -Revolving Credit Agreement		0.95%		Fiscal Year 2021	Fiscal Year 2022	4,129	4,129	6,217	-	6,217	-	-	-	-	-
PayPal Loan	$ 40,000	0.00%	$ 8,862	Fiscal Year 2021	Fiscal Year 2022	-	-	20,673	-	20,673	-	-	-	-	-
Total						$ 5,566	$ 5,566	$ 35,300	$ 28,810	$ 64,110	$ 1,804	$ 1,804	$ 32,262	$ 42,294	$ 74,556

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 35,300
2023	1,550
2024	1,550
2025	1,550
2026	1,550
Thereafter	22,610
Total	$ 64,110

Owner Loans

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans don't bear any interest rate nor maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balances of the loans were in the amount $20 and $687, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (90,309)	$ (27,020)
Valuation Allowance	90,309	27,020
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (112,107)	$ (21,799)
Valuation Allowance	112,107	21,799
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $375,695, and the Company had state net operating loss ("NOL") carryforwards of approximately $375,695. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans do not bear any interest rate nor maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balances of the loans were in the amount $20 and $687, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 20, 2019, the Company entered into a license agreement with 11 WGM Property Owner, LP to rent space that consists of 2,984 rentable square feet. License fees are $2,911 per month, on month-to-month basis. Rent expenses were in the amount of $41,480 and $15,795 during the years ended December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 22, 2022, which is the date the financial statements were available to be issued.

The company issued an additional 11,905 Common Stock on the StartEngine crowdfunding platform and raised $42,731.

On April 5, 2022, the Company entered into a LoanBuilder loan agreement in the amount of $107,300, with fifty-two weekly payments of $2,352.64.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Dustin Feider, Principal Executive Officer of O2 Treehouse Commercial Inc, hereby certify that the financial statements of O2 Treehouse Commercial Inc included in this Report are true and complete in all material respects.

Dustin Feider

Chief Executive Officer / Director

I, Dustin Feider, the Principal Executive Officers of O2 Treehouse Commercial Inc, hereby certify that the financial statements of O2 Treehouse Commercial Inc and notes thereto for the periods ending December 31 2020 and December 31 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $97,561; taxable income of -$321,527 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/26/2022.

Dustin Feider

Dustin Feider
Chief Executive Officer
4/26/2022